July 20, 2009

US Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Damon Colbert

Re:	HC Innovations, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2008 Filed June 11, 2009
Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 Filed June 11, 2009
File No. 000-52197

Dear Mr. Colbert:

          On behalf of HC Innovations, Inc. (the “Company”), please find electronically transmitted herewith changes to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “10-K”) and to the Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (the “10-Q”) in response to your comments dated May 20, 2009. This response letter has been numbered to coincide with your comment letter.

Form 10-K/A

Comment 1: We note that you have identified a material weakness related to the accounting for stock-based compensation. However, it does not appear that your disclosure includes a description of the related control deficiency. Please revise to provide a brief description of the underlying control deficiency that led management to conclude that there was a material weakness.

Response: We have revised the Form 10-K/A to include the disclosure requested. Please refer to page 49 of the Form 10-K/A.

Comment 2: It appears that you have implemented a series of improvements to your internal control over financial reporting. However, the only specific material weakness identified in your evaluation relates to controls surrounding your accounting for stock-based compensation. Please tell us whether the various improvements to your internal control over financial reporting were enacted in response to other material weaknesses. If other material weaknesses were identified at December 31, 2008, please revise to provide disclosure in accordance with Item 308T(a)(3) of Regulation S-K. If other material weaknesses were not identified, please tell us what prompted these improvements in your internal control over financial reporting.

Response: We have revised the Form 10-K/A to state that the improvements to the Company’s internal control over financial reporting did not result from any material weakness other than as stated in the Form 10-K/A. Please refer to page 49 of the 10-K/A.

Comment 3: We note your response to comment one in our letter dated May 20, 2009, and your disclosure on page 52. Please revise your filing to comply with Items 406(c) and (d) of Regulation S-K.

Response: We have revised the Form 10-K/A to include all of the disclosure requested. Please refer to page 52 of the Form 10-K/A.

Comment 4: Please file the agreements identified in prior comment nine in expurgated form within the time period set forth below. Also, within that time frame, please file the confidential treatment request which you plan to file.

Response: Please note that the Company has opted not to file the request for confidential treatment and as such, has filed the exhibits requested in prior comment nine as Exhibit 10.25 and 10.26, respectively. Please note that Health Insurance Plan of Greater New York has changed its corporate name to Emblem Health, Inc. and the agreement being filed sets forth such old corporate name.

Comment 5: We note that the schedules and exhibits are omitted from Exhibit 10.18, that certain schedules are omitted from Exhibit 10.19, and that the exhibits are omitted from Exhibit 10.20. Please file a complete copy of each exhibit.

Response: We have revised the Form 10-K/A to include the schedules and exhibits requested.

Comment 6: We note your response to comment 14 in our letter dated May 20, 2009. Please file a complete copy of the $510,000 Line of Credit Agreement.

Response: We have revised the Form 10-K/A to include the exhibit requested.

10-Q/A

Comment 7: We note the expanded disclosure to your filing in response to our prior comment 15. However, your revised disclosure does not provide sufficient detail regarding management’s plans to ensure that you meet your liquidity needs and to improve your working capital position. Please revise to provide specific disclosure regarding management’s plans to fund your operations for the next twelve months, including a discussion of the implications of not meeting your funding goals. Your revised analysis should also provide an explanation for the significant change in accounts receivable, deferred revenue, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position.

Response: We have revised the Form 10-Q/A to include the disclosure requested. Please refer to page 23 of the Form 10-Q/A.

Comment 8: We note that you have provided the conclusion reached by “the Company” regarding the effectiveness of your disclosure controls and procedures. In accordance with Item 307 of Regulation S-K, please revise to disclose the conclusion reached by management,

Response: We have revised the Form 10-Q/A to provide the conclusion reached by the Company’s management. Please refer to page 26 of the Form 10-Q/A.

Comment 9: We note the revisions to your filing in response to our prior comment 17. However, it appears that your revised disclosure provides information regarding changes in internal control over financial reporting that occurred during your prior fiscal year. Please revise to disclose material changes in internal control over financial reporting that occurred during the quarterly period ended March 31, 2009. Refer to Item 308T(b) of Regulation S-K.

Response: We have revised the Form 10-Q/A to include the disclosure requested. Please refer to page 26 of the Form 10-Q/A.

          We trust that this reply, along with Amendment No. 2 to the Form 10-K/A and 10-Q/A, has addressed all of your concerns. For your convenience, we are also including herewith a version which has been marked to show changes. A paper copy of the Form 10-K/A and the Form 10-Q/A, marked to show changes, is also being sent via courier.

          Please do not hesitate to contact us should you have any questions. Thank you.

Sincerely,

/s/ R. Scott Walker
R. Scott Walker
Chief Financial Officer